

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 22, 2008

James W. Morozzi
President and Chief Executive Officer
D&E Communications, Inc.
Brossman Business Complex
124 East Main Street
PO Box 458
Ephrata, PA 17522

Re: D&E Communications, Inc.
Form 10-K for the Year ended December 31, 2007
Filed March 13, 2008
File No. 000-20709

Dear Mr. Morozzi:

We have completed our review of your Form 10-K and have no further comments at this time.

Please contact Ajay Koduri, Staff Attorney, at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director